January 26, 2011

VIA EDGAR CORRESPONDENCE

Mr. James E. O'Connor
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Mr. O'Connor,

We are writing in response to oral comments you provided to Daphne Chisolm on Thursday, December 23, 2010 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940.  On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Cover Page:

1.	Comment: Begin a new paragraph with the sentence "Shares in a Fund are not guaranteed or insured by the Federal Deposit Insurance Corporation (“FDIC”)."

Response:  We have revised the disclosure consistent with this comment.

Fees and Expenses

2.	Comment: Provide "Acquired Fund" disclosure, if appropriate.

Response:  We have not provided this disclosure because the Funds do not intend on investing in shares of Acquired Funds during this fiscal year.

Mr. James E. O'Connor
Securities and Exchange Commission
January 26, 2011

3.	Comment: For each Fund, change footnote to fee table to comply with requirements of Form N-1A.

Response: We have revised the disclosure consistent with this comment.

Principal Investment Strategies

4.	Comment: For each Fund, replace "depositary receipts" with "ADR and GDR," as appropriate.

Response: We have revised the disclosure consistent with this comment.

5.	Comment: Clarify whether the Funds will invest in stocks that are organized and domiciled in foreign countries.

Response: We have revised the disclosure consistent with this comment.

Summary of Principal Risks

6.	Comment: Provide Form N-1A required disclosure for a fund that is advised by or sold through an insured depository institution.

Response:  We have not provided this disclosure because the Funds are not advised by or sold through an insured depository institution.

7.	Comment: Please disclose that stock exchanges located in foreign markets are less regulated than stock exchanges located in the U.S.

Response: We have revised the disclosure consistent with this comment.

Mr. James E. O'Connor
Securities and Exchange Commission
January 26, 2011

Fund Management

8.	Comment: Please include Mr. del Ama's and Mr. Gonzalez's official title with the Adviser.

Response: We have revised the disclosure consistent with this comment.

Tax Information

9.	Comment: Please delete the last sentence.

Response:  We have revised the disclosure consistent with this comment.

Additional Information About the Funds' Strategies and Risks

10.
Comment:  In the paragraph labeled “Derivatives” under the subheading “Additional Strategies,” please clarify that the Funds will only invest in derivatives that the Adviser believes will help the Fund track the Underlying Index.

Response:  We believe that additional disclosure is not needed because the Trust states that “ [e]ach Fund will only invest in derivatives that the Adviser believes will help the Funds track their Underlying Indexes”  in the paragraph labeled “Derivative Risk” under the subheading “Additional Risks.”

11.	Comment: In the paragraph labeled “Leverage,” the 1st and 3rd sentences seem inconsistent with each other. Please consider revising.

Response:  We have revised the disclosure consistent with this comment.

12.	Comment: Confirm that only the Funds will earn interest on the investment of cash collateral.

Response:  In the Statement of Additional Information, the Funds states that "[w]hen a Fund lends its securities, it continues to receive payments equal to the dividends and interest paid on the securities loaned and simultaneously may earn interest on the investment of the cash collateral."  Any interest earned on the investment of cash collateral goes to the Funds and is not split between the Funds and the Adviser.

Mr. James E. O'Connor
Securities and Exchange Commission
January 26, 2011

13.	Comment: Under the heading “Shares of the Fund May Trade at Prices Other Than NAV,” please delete the following sentence:

However, given that Shares can be created and redeemed only in Creation Units at NAV (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAVs), the Adviser believes that large discounts or premiums to the NAV of the Shares should not be sustained.

Response:  We have revised the disclosure consistent with this comment.

Statement of Additional Information

14.	Comment: On page 14, please provide more detail on investment parameters. In particular, please state the applicable limitations with respect to borrowings.

Response:  We respectfully decline to take this comment.  We believe that the current disclosure is consistent with the requirements of Form N-1A.

Other Comments

15.	Comment: Please confirm that the Funds meet all representations and conditions of the Trust’s ETF order.

Response:  The Funds are operating in reliance on the exemptive relief granted to the Trust in its current ETF order.

*                      *                      *

Mr. James E. O'Connor
Securities and Exchange Commission
January 26, 2011

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s Registration Statement, which the Trust filed via EDGAR today.  Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm
Law Offices of DT Chisolm, PC